

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 1, 2021

Gavin O'Connor
Chief Legal Officer and Chief Human Resources Officer
European Wax Center, Inc.
5830 Granite Parkway, 3rd Floor
Plano, Texas 75024

> **Re: European Wax Center, Inc.**
> **Draft Registration Statement on Form S-1**
> **Submitted October 26, 2021**
> **CIK No. 0001856236**

Dear Mr. O'Connor:

This is to advise you that we do not intend to review your registration statement.

We request that you publicly file your registration statement no later than 48 hours prior to the requested effective date and time. Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Brian Fetterolf at 202-551-6613 with any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Monica K. Thurmond